Filed Pursuant to Rule 433

Registration No. 333-151522

Investing in Housing (Without Buying a House)

New financial product offers exposure to the housing market even if you don't own real estate

By Luke Mullins

Posted November 13, 2008

Is it possible to be a real estate investor even though you don't own any real estate? Sure thing, says Sam Masucci, president and CEO of MacroMarkets, an exchange-traded fund manager cofounded by housing expert Robert Shiller. By purchasing MacroShares Major Metro Housing securities, investors can benefit from rising home prices without having to call a Realtor. The fund, which is expected to launch before the end of the year, is linked to the closely followed S&P/Case-Shiller Home Price Index and allows investors to place bets on the direction of home prices. In a recent interview with U.S. News, Masucci detailed how the product works and explained the different ways it can benefit investors and homeowners alike. Excerpts:

What are MacroShares?

A MacroShare is like an ETF in that it trades like a stock every day and offers investors fundlike exposure to an index. But what makes it unique is we offer a pair of securities at once—what we call a Macro up and a Macro down. Anyone looking to benefit from an increase in the index that we are securitizing buys the up Macro and anyone looking to benefit from a decline in that index buys the down Macro.

How do MacroShares Major Metro Housing securities work?

MacroShares Major Metro Housing will work the same way. Those symbols are UMM and DMM, for "up major metro" and "down major metro." The first housing-linked MacroShares that we are offering are actually being based on the S&P/Case-Shiller Composite 10, which is made up of 10 of the largest housing regions of the U.S.

The securities will have an underlying value—which is akin to a net asset value in a mutual fund—of $25. The price of those securities will move every time there is a move in the index. For instance, if the index is up by 10 percent, then the down MacroShare loses 10 percent of its assets to the up MacroShare. So $2.50 leaves down Macro trust going to the up Macro trust.

Why would a product like this be beneficial?

U.S. housing is the largest unsecuritized asset class in the world. It's over $20 trillion, and it's a classic kind of a story where those who are exposed to housing have too much of it and those who want to get access to it can't. Because currently, really the only way to [get exposure to the real estate market] is to buy a house. And if you want to get out of the house, you have to sell the house. There are ETFs out there [made up of pools of home builder stocks] that are supposed to give you kind of a home-price play. But the reality is home building is affected by an awful lot more than just the price of homes—the ability to get financing, the cost of raw materials, etc.... MacroShares Major Metro Housing is a straight play [on home prices].

What's one way that a homeowner could benefit from the Macro down?

Let's say you have a home in New York. Here is an opportunity to buy DMM, and if home prices go down in New York, DMM will go up because it moves inversely to the movement in the index. You lose some money on the house, [but] you gain some money on the security.

How could a homeowner benefit from the Macro up?

Another way is, someone is maybe in their 40s or 50s and they are thinking, "Boy, 10 years from now, I would love to retire to Miami." They want to start putting away a nest egg for the down payment of that retirement home in Miami. By investing in the up MacroShare, then you have exposure to Miami home prices, and that pool will grow with the rate of Miami's [housing market], as a function of [the S&P/Case-Shiller] Composite 10.

Why did you base it off the S&P/Case-Shiller Composite 10 and not the Composite 20?

"While [the Composite 20 index] encompasses all of the regions in the Composite 10 index, it has 10 more regions that tend to have less price movement. So while it is a larger swath of the U.S., when it comes to some of the more volatile markets, it somewhat dilutes the volatility of those markets. And the reason why that is important is twofold. One, people that have exposure right now to volatile housing markets and are looking for a hedge are going to want a purer hedge and the Composite 10 will do that—because it is comprised of only the 10, more volatile regions. And also, those that are looking to benefit from a housing recovery will probably see a faster recovery story in the 10, rather than the 20.

Do you plan to release additional securities based off other S&P/Case-Shiller Home Price Indices?

The Composite 10 is our first security. What we envision is many individual housing regions will also be Macrotized....When you look at the regions that make up our Composite 10, you've got Boston, New York, Miami, Washington, D.C., L.A., San Francisco, Las Vegas—all of those regions have indexes associated with them as well. So I envision MacroShares based down to the regional level and at some point even getting more granular than that. Each of the Case Shiller indices are broken up by region as well as by price tier.